BROADPOINT SECURITIES GROUP ANNOUNCES ROBERT A. GERARD JOINS BOARD OF DIRECTORS

NEW YORK, N.Y. April 17, 2009 - Broadpoint Securities Group, Inc. (NASDAQ:BPSG) today announced that Robert A. Gerard was elected to the Company’s Board of Directors on April 16, 2009.  The Board determined that Mr. Gerard is an independent director as defined in the listing standards of the NASDAQ Stock Market.  Mr. Gerard was also appointed to serve as an independent member of the Board’s Audit Committee and a member and Chair of the Board’s Executive Compensation Committee.

Mr. Gerard was unanimously elected by the Board to fill the vacancy left by the resignation of George McNamee, who resigned from the Board effective April 16, 2009.

Mr. Gerard is the General Partner and investment manager of GFP, L.P., a private investment partnership. Since 2004, Mr. Gerard has been Chairman of the Management Committee and Chief Executive Officer of Royal Street Communications, LLC, a licensee, developer and operator of wireless telecommunications systems in Los Angeles and Central Florida.  From 1974 to 1977, Mr. Gerard served in the United States Department of the Treasury, completing his service as Assistant Secretary for Capital Markets and Debt Management. From 1977 until his retirement in 1991, he held senior executive positions with the investment banking firms Morgan Stanley & Co., Dillon Read & Co. and Bear Stearns.  Mr. Gerard is a member of the Board of Directors of H&R Block, Inc., serving as Chairman of the Governance and Nominating Committee and a member of the Finance Committee of such board.

 “We are very pleased that someone of Bob’s vast experience in the financial services industry has joined our Board, and look forward to his many contributions,” said Lee Fensterstock, Chairman and Chief Executive Officer.  “I would also like to thank George McNamee, on behalf of myself and the Board, for his many years of exemplary service to our company.  We wish him well in his future endeavors.”

About the Company

Broadpoint Securities Group, Inc. (NASDAQ: BPSG) is an independent investment bank that provides corporations and institutional investors with strategic, research-based investment opportunities, capital raising, and financial advisory services, including merger and acquisition, restructuring, recapitalization and strategic alternative analysis services. The Company offers a diverse range of products through the Debt Capital Markets, Investment Banking and Broadpoint DESCAP divisions of Broadpoint Capital, Inc., its Equity Capital Markets subsidiary, Broadpoint AmTech, and FA Technology Ventures Inc., its venture capital subsidiary. For more information, please visit www.bpsg.com.

Forward Looking Statements

This press release contains "forward-looking statements." These statements are not historical facts but instead represent the Company's belief regarding future events, many of which, by their nature, are inherently uncertain and outside of the Company's control. The Company's forward-looking statements are subject to various risks and uncertainties, including the conditions of the securities markets, generally, and acceptance of the Company's services within those markets and other risks and factors identified from time to time in the Company's filings with the Securities and Exchange Commission. It is possible that the Company's actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in its forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake to update any of its forward-looking statements.

FOR ADDITIONAL INFORMATION
PLEASE CONTACT:

Investor Contact:
Robert Turner
Chief Financial Officer
Broadpoint Securities Group, Inc.
212.273.7109

Media Contact:
Ray Young
Halldin Public Relations
916.781.0659
ray@halldinpr.com